January 2, 2025

Kent Cunningham
Chief Executive Officer
Better Choice Co Inc.
12400 Race Track Road
Tampa, FL 33626

       Re: Better Choice Co Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed on December 26, 2024
           File No. 001-40477
Dear Kent Cunningham:

       We have reviewed your filing and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A
General

1. Your filing was tagged in the EDGAR system as a PRE 14A rather than as a PREM
       14A, yet it appears to relate to a business combination. In this regard, we note disclosure on page 8 that shareholders of SRx Health Solutions, Inc. are expected to own 87% of the combined company, resulting in a change of control. Please file with the tag PREM 14A or tell us why you believe you are not required to do so.
2. Please file the annexes listed on page 36 with your revised proxy statement.
 January 2, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Bradley Ecker at 202-551-4985 or Jennifer Angelini at 202-551-3047
with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing